EXHIBIT 99.2

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2019					2020					2021
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		4.227	4.249	3.909	3.912	16.297	3.777	1.241	3.945	4.040	13.003	3.753	3.212	2.931	3.249	13.145

European vehicle volumes:
Western Europe		3.719	3.614	2.999	3.285	13.617	2.905	1.171	2.613	3.407	10.096	3.048	2.454	1.819	2.363	9.684
Eastern Europe		2.012	2.061	1.671	1.987	7.731	1.794	0.912	1.663	1.989	6.358	1.854	1.657	1.232	1.531	6.274
Total Europe		5.731	5.675	4.670	5.272	21.348	4.699	2.083	4.276	5.396	16.454	4.902	4.111	3.051	3.894	15.958

Asia volumes		11.819	11.073	10.945	12.993	46.830	8.244	8.393	10.832	13.735	41.204	11.563	10.405	9.684	11.904	43.556

China volumes		6.019	5.474	5.613	7.391	24.497	3.222	5.839	6.265	8.101	23.427	6.048	5.715	5.467	7.272	24.502

Magna Steyr vehicle assembly volumes		0.046	0.043	0.035	0.034	0.158	0.031	0.017	0.027	0.035	0.110	0.040	0.030	0.023	0.033	0.126

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.752	0.748	0.757	0.758	0.754	0.745	0.722	0.751	0.767	0.746	0.790	0.814	0.794	0.794	0.798
1 Euro equals U.S. dollars		1.135	1.124	1.112	1.107	1.119	1.102	1.101	1.170	1.192	1.141	1.205	1.206	1.178	1.144	1.183
1 Chinese renminbi equals U.S. dollars		0.148	0.147	0.142	0.142	0.145	0.143	0.141	0.145	0.151	0.145	0.154	0.155	0.155	0.156	0.155

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,308	4,243	3,984	3,923	16,458	3,676	1,623	3,858	4,393	13,550	4,025	3,647	3,185	3,620	14,477
Power & Vision		3,083	2,808	2,696	2,725	11,312	2,523	1,298	2,722	3,179	9,722	3,156	2,881	2,501	2,804	11,342
Seating Systems		1,433	1,452	1,266	1,426	5,577	1,261	524	1,280	1,390	4,455	1,303	1,166	1,123	1,299	4,891
Complete Vehicles		1,928	1,802	1,516	1,461	6,707	1,321	933	1,402	1,759	5,415	1,850	1,490	1,255	1,511	6,106
Corporate & Other		(161)	(179)	(143)	(140)	(623)	(124)	(85)	(133)	(153)	(495)	(155)	(150)	(145)	(124)	(574)
Sales		10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	10,568	32,647	10,179	9,034	7,919	9,110	36,242

Costs and expenses:
Cost of goods sold		9,164	8,710	8,063	8,085	34,022	7,567	4,206	7,681	8,753	28,207	8,662	7,728	6,885	7,822	31,097
Selling, general and administrative		421	453	400	423	1,697	381	378	380	448	1,587	430	419	454	414	1,717
Equity income		(35)	(48)	(37)	(58)	(178)	(30)	(25)	(44)	(90)	(189)	(47)	(44)	(34)	(23)	(148)
EBITDA	1	1,041	1,011	893	945	3,890	739	(266)	1,112	1,457	3,042	1,134	931	614	897	3,576
Depreciation and amortization		321	334	335	355	1,345	336	334	334	362	1,366	364	374	385	389	1,512

EBIT	2	720	677	558	590	2,545	403	(600)	778	1,095	1,676	770	557	229	508	2,064
Interest expense, net		31	14	18	19	82	17	21	26	22	86	23	11	22	22	78
Operating income (loss)	1	689	663	540	571	2,463	386	(621)	752	1,073	1,590	747	546	207	486	1,986
Impairment charges		-	-	700	-	700	-	-	337	-	337	-	-	-	-	-
Other expense (income)		(679)	68	159	(8)	(460)	-	168	(21)	100	247	(58)	6	180	(90)	38
Other expense (income), net	1	(679)	68	859	(8)	240	-	168	316	100	584	(58)	6	180	(90)	38
Income (loss) from operations before income taxes		1,368	595	(319)	579	2,223	386	(789)	436	973	1,006	805	540	27	576	1,948
Income tax expense (benefit)		267	145	45	134	591	134	(137)	109	223	329	183	104	10	98	395
Net income (loss)		1,101	450	(364)	445	1,632	252	(652)	327	750	677	622	436	17	478	1,553
(Income) loss attributable to non-controlling interests	1	5	2	131	(5)	133	9	5	78	(12)	80	(7)	(12)	(6)	(14)	(39)
Net income (loss) attributable to Magna International Inc.		1,106	452	(233)	440	1,765	261	(647)	405	738	757	615	424	11	464	1,514

Adjusted net income (loss) attributable to Magna International Inc.	1	531	509	438	433	1,911	261	(511)	585	851	1,186	566	426	170	391	1,553

Diluted earnings (loss) per share:
Diluted		$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52	$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00
Adjusted Diluted		$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95	$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13

Weighted average number of Common Shares outstanding
during the year (in millions):		326.3	319.5	310.7	306.3	315.8	302.7	298.4	299.4	300.9	300.4	303.6	303.6	302.6	301.5	302.8

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.0%	4.5%	4.3%	4.5%	4.3%	4.4%	8.8%	4.2%	4.2%	4.9%	4.2%	4.6%	5.7%	4.5%	4.7%
EBITDA /Sales		9.8%	10.0%	9.6%	10.1%	9.9%	8.5%	-6.2%	12.2%	13.8%	9.3%	11.1%	10.3%	7.8%	9.8%	9.9%
EBIT /Sales		6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	10.4%	5.1%	7.6%	6.2%	2.9%	5.6%	5.7%
Operating income(loss) /Sales		6.5%	6.5%	5.8%	6.1%	6.2%	4.5%	-14.5%	8.2%	10.2%	4.9%	7.3%	6.0%	2.6%	5.3%	5.5%
Effective tax rate
Reported		19.5%	24.4%	-14.1%	23.1%	26.6%	34.7%	17.4%	25.0%	22.9%	32.7%	22.7%	19.3%	37.0%	17.0%	20.3%
Excluding Other expense (income), net of taxes		23.7%	23.5%	19.6%	23.3%	22.7%	34.7%	16.9%	22.6%	19.6%	25.7%	23.3%	19.8%	15.0%	16.7%	19.8%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2019				2020				2021
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
FUNDS EMPLOYED	[Note 1]
Current assets:
Accounts receivable	7,446	7,204	7,068	5,927	5,684	5,253	6,618	6,394	7,176	6,531	6,082	6,307
Inventories	3,501	3,521	3,457	3,304	3,531	3,503	3,509	3,444	3,645	3,999	4,150	3,969
Prepaid expenses and other	222	244	189	238	234	216	196	260	290	294	247	278
	11,169	10,969	10,714	9,469	9,449	8,972	10,323	10,098	11,111	10,824	10,479	10,554
Current liabilities:
Accounts payable	6,484	6,272	5,966	5,628	5,635	4,243	5,808	6,266	6,787	6,248	5,914	6,465
Accrued salaries and wages	860	757	797	753	807	691	851	815	897	912	893	851
Other accrued liabilities	2,003	2,019	1,994	1,800	1,921	2,058	2,246	2,254	2,298	2,186	2,070	2,156
Income taxes payable (receivable)	(53)	(34)	(22)	17	18	(87)	(69)	38	109	123	125	200
	9,294	9,014	8,735	8,198	8,381	6,905	8,836	9,373	10,091	9,469	9,002	9,672

Working capital	1,875	1,955	1,979	1,271	1,068	2,067	1,487	725	1,020	1,355	1,477	882
Investments	2,408	2,334	1,430	1,210	1,336	1,336	1,143	947	960	1,124	1,455	1,593
Fixed assets, net	7,958	8,109	7,943	8,260	7,948	7,860	7,898	8,475	8,305	8,297	8,166	8,293
Goodwill, other assets and intangible assets	3,487	3,593	3,461	3,456	3,340	3,362	3,423	3,539	3,614	3,632	3,530	3,577
Operating lease right-of-use assets	1,716	1,744	1,702	1,811	1,788	1,777	1,787	1,906	1,869	1,854	1,731	1,700
Funds employed	17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592	15,768	16,262	16,359	16,045
FINANCING
Straight debt:
Cash and cash equivalents	(925)	(563)	(769)	(1,276)	(1,146)	(533)	(1,498)	(3,268)	(3,464)	(3,426)	(2,748)	(2,948)
Short-term borrowings	335	199	436	-	-	188	-	-	-	-	-	-
Long-term debt due within one year	122	112	104	106	93	150	98	129	137	117	101	455
Long-term debt	3,062	3,071	3,021	3,062	3,021	3,771	3,832	3,973	3,935	3,941	3,908	3,538
Current portion of operating lease liabilities	176	214	218	225	218	221	226	241	244	278	269	274
Operating lease liabilities	1,566	1,544	1,527	1,601	1,586	1,577	1,582	1,656	1,613	1,563	1,438	1,406
	4,336	4,577	4,537	3,718	3,772	5,374	4,240	2,731	2,465	2,473	2,968	2,725
Long-term employee benefit liabilities	598	606	584	677	659	675	696	729	733	743	716	700
Other long-term liabilities	396	404	388	371	420	390	305	332	414	482	466	376
Deferred tax liabilities, net	167	196	133	111	87	10	87	80	104	124	40	19
	1,161	1,206	1,105	1,159	1,166	1,075	1,088	1,141	1,251	1,349	1,222	1,095
Shareholders' equity	11,947	11,952	10,873	11,131	10,542	9,953	10,410	11,720	12,052	12,440	12,169	12,225
	17,444	17,735	16,515	16,008	15,480	16,402	15,738	15,592	15,768	16,262	16,359	16,045

ASSET UTILIZATION RATIOS
Days in accounts receivable	63.3	64.0	68.3	56.8	59.1	110.1	65.2	54.5	63.4	65.1	69.1	62.3
Days in accounts payable	63.7	64.8	66.6	62.6	67.0	90.8	68.1	64.4	70.5	72.8	77.3	74.4
Inventory turnover - cost of sales	10.5	9.9	9.3	9.8	8.6	4.8	8.8	10.2	9.5	7.7	6.6	7.9
Working capital turnover	22.6	20.7	18.8	29.6	32.4	8.3	24.6	58.3	39.9	26.7	21.4	41.3
Total asset turnover	2.4	2.3	2.3	2.3	2.2	1.0	2.3	2.7	2.6	2.2	1.9	2.3

CAPITAL STRUCTURE
Straight debt	24.9%	25.8%	27.5%	23.2%	24.4%	32.8%	26.9%	17.5%	15.6%	15.2%	18.1%	17.0%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	6.6%	6.8%	6.7%	7.2%	7.5%	6.6%	6.9%	7.3%	7.9%	8.3%	7.5%	6.8%
Shareholders' equity	68.5%	67.4%	65.8%	69.5%	68.1%	60.7%	66.1%	75.2%	76.4%	76.5%	74.4%	76.2%
	100.0%	100.0%	100.0%	100.0%	100.1%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	30.6%	30.1%	32.8%	31.0%	31.8%	37.2%	35.5%	33.9%	33.0%	32.2%	32.0%	31.7%

ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)	16.5%	15.3%	13.5%	14.7%	10.4%	-14.6%	19.8%	28.1%	19.5%	13.7%	5.6%	12.7%
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)	38.3%	15.1%	-8.2%	16.0%	9.6%	-25.3%	15.9%	26.7%	20.7%	13.8%	0.4%	15.2%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	18.4%	17.0%	15.4%	15.7%	9.6%	-19.9%	23.0%	30.8%	19.0%	13.9%	5.5%	12.8%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2019					2020					2021
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

Operating activities
Net income (loss)		1,101	450	(364)	445	1,632	252	(652)	327	750	677	622	436	17	478	1,553
Items not involving current cash flows	(i)	(235)	431	1,188	486	1,870	344	335	749	548	1,976	349	341	515	371	1,576
	(i)	866	881	824	931	3,502	596	(317)	1,076	1,298	2,653	971	777	532	849	3,129
Changes in operating assets and liabilities	(i)	(272)	39	(74)	765	458	43	(915)	536	961	625	(310)	(249)	(132)	502	(189)
Cash provided from (used for) operating activities		594	920	750	1,696	3,960	639	(1,232)	1,612	2,259	3,278	661	528	400	1,351	2,940

Investment activities
Fixed asset additions		(251)	(328)	(349)	(513)	(1,441)	(203)	(169)	(213)	(560)	(1,145)	(212)	(277)	(334)	(549)	(1,372)
Increase in equity method investment		-	-	-	-	-	-	-	-	-	-	-	-	(454)	(63)	(517)
Increase in investments, other assets and intangible assets		(77)	(102)	(83)	(122)	(384)	(93)	(72)	(68)	(98)	(331)	(104)	(93)	(101)	(105)	(403)
Funding provided on sale of business	1 (e)	-	-	-	-	-	-	-	-	-	-	-	-	(41)	-	(41)
Increase in public and private equity investments		(5)	(5)	-	-	(10)	(100)	(2)	(12)	(18)	(132)	(3)	(17)	(3)	(45)	(68)
Settlement of long-term receivable from non-consolidated joint venture		-	-	-	-	-	-	-	-	-	-	50	-	-	-	50
Proceeds from disposition		86	26	57	16	185	23	11	14	69	117	19	20	10	32	81
Business combinations		-	(152)	-	5	(147)	(7)	-	-	98	91	39	(21)	-	(31)	(13)
Proceeds from sale of (Investment in) Lyft, Inc.		-	-	10	221	231	-	-	-	-	-	-	-	-	-	-
Sale of Fluid Pressure & Controls Business ["FP&C"]		1,129	-	3	-	1,132	-	-	-	-	-	-	-	-	-	-
Cash (used for) provided from investment activities		882	(561)	(362)	(393)	(434)	(380)	(232)	(279)	(509)	(1,400)	(211)	(388)	(923)	(761)	(2,283)

Financing activities
Net issues (repayments) of debt		(855)	(187)	251	(435)	(1,226)	(6)	962	(246)	(27)	683	(126)	(33)	(13)	5	(167)
Common Shares issued on exercise of stock options		8	6	19	11	44	1	1	15	64	81	83	50	3	10	146
Repurchase of Common Shares		(284)	(409)	(342)	(254)	(1,289)	(201)	-	(2)	-	(203)	(162)	(99)	(5)	(251)	(517)
Tax withholdings on vesting of equity awards		(3)	(2)	-	(4)	(9)	(10)	-	-	(3)	(13)	(12)	-	-	(1)	(13)
Contributions to subsidiaries by non-controlling interests		2	-	2	-	4	-	-	-	18	18	-	-	-	8	8
Dividends paid to non-controlling interests		-	(13)	-	(9)	(22)	(3)	(3)	-	(12)	(18)	-	(8)	(2)	(39)	(49)
Dividends paid		(119)	(110)	(109)	(111)	(449)	(121)	(116)	(115)	(115)	(467)	(130)	(127)	(130)	(127)	(514)

Cash provided from (used for) financing activities		(1,251)	(715)	(179)	(802)	(2,947)	(340)	844	(348)	(75)	81	(347)	(217)	(147)	(395)	(1,106)
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		14	(4)	(9)	10	11	(52)	9	(15)	81	23	(13)	39	(8)	5	23
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		239	(360)	200	511	590	(133)	(611)	970	1,756	1,982	90	(38)	(678)	200	(426)
Cash, cash equivalents and restricted cash equivalents,
beginning of period	3	802	1,041	681	881	802	1,392	1,259	648	1,618	1,392	3,374	3,464	3,426	2,748	3,374
Cash, cash equivalents and restricted cash equivalents,
end of period		1,041	681	881	1,392	1,392	1,259	648	1,618	3,374	3,374	3,464	3,426	2,748	2,948	2,948

	(i) Certain amounts in prior periods have been reclassified to conform with current period presentation.

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

Note 1:	NON-GAAP MEASURES
The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Impairments and loss on sale of equity-accounted investments	[a]	-	-	700	-	700	-	-	337	10	347	-	-	-	-	-
	Restructuring and impairments	[b]	14	7	34	3	58	-	168	-	101	269	15	44	24	18	101
	Net (gains) losses on investments	[c]	(177)	67	127	(11)	6	-	-	(21)	(11)	(32)	(33)	(38)	81	(8)	2
	Gain on business combinations	[d]	-	-	-	-	-	-	-	-	-	-	(40)	-	-	-	(40)
	Net (gains) losses on the sale of business	[e]	(516)	(6)	(2)	-	(524)	-	-	-	-	-	-	-	75	-	75
	Merger Agreement Termination Fee	[f]	-	-	-	-	-	-	-	-	-	-	-	-	-	(100)	(100)

			(679)	68	859	(8)	240	-	168	316	100	584	(58)	6	180	(90)	38
[a]	Impairments and loss on sale of equity-accounted investments
In the fourth quarter of 2020, the Company recorded a $10 million loss in Power & Vision on the sale of its 50% interest in Dongfeng Getrag Transmission Co. Ltd.

	In Power & Vision, during the third quarters of 2020 and 2019, the Company recorded impairment charges of $337 million and $700 million, respectively on equity accounted investments.

[b]	Restructuring and impairments
	COVID-19 Restructuring and Impairments:
	In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions included plant closures and workforce reductions. As a result, in the second quarter of 2020, the Company recorded COVID-19 related restructuring and impairment charges of $115 million in Power & Vision, $37 million in Body Exteriors & Structures, and $16 million in Seating, respectively.

	Impairments:
	The Company recorded impairments in the fourth quarter of 2020 in the amount of $57 million in Body Exteriors & Structures as well as the second quarter of 2019 in the amount of $27 million in Power & Vision.

	Brazil Closures:
	In the fourth quarter of 2020, in connection with the announced plant closures by Ford Motor Co. in Brazil, the Company made the decision to accelerate the closure and/or restructuring of two facilities in Brazil that supply these plants by recording restructuring and impairments in the amount of $8 million in Body Exteriors & Structures, and $15 million in Seating, respectively.

	India Closures:
	In the third quarter of 2021,the Company recorded restructuring and impairment charges of $8 million in our Body Exteriors & Structures segment, and $4 million in our Seating Systems segment, primarily related to Ford Motor Company's recently announced plan to exit India.

	Other Restructuring:		2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Power & Vision		-	-	-	-	-	-	-	-	-	-	15	44	4	4	67
	Body Exteriors & Structures		14	7	7	3	31	-	-	-	21	21	-	-	8	-	8
	Seating Systems		-	-	-	-	-	-	-	-	-	-	-	-	-	14	14
			14	7	7	3	31	-	-	-	21	21	15	44	12	18	89

[c]	Net (gains) losses on investments
In Corporate, during the first, second, third, and fourth quarters of 2021, the Company recorded gains and losses related to the revaluation of its public and private equity investments and certain public company warrants.

In Corporate, during the third and fourth quarters of 2020, the Company recorded gains related to the revaluation of its private equity investments. In addition, the Company recorded a non-cash impairment charge of $2 million on its private equity investment in Corporate.

	In Corporate, during the first, second, third and fourth quarters of 2019, the Company recorded gains and losses related substantially to the revaluation of its investment in Lyft, Inc.

[d]	Gain on business combinations
	In Seating Systems, during the first quarter of 2021, the Company recognized a $22 million gain on the change in basis of accounting for its previously held equity method investments. In Power & Vision, substantially all of the assets of the Company's European joint venture with Ford Motor Company, Getrag Ford Transmission GmbH, were distributed to either Ford or the Company, which resulted in the Company recording a gain of $18 million.

[e]	Net (gains) losses on the sale of business
During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, subject to working capital adjustments, resulting in a loss on disposal of $75 million [$75 million after tax].

	In Power & Vision, during the first quarter of 2019, the Company recorded a gain on the sale of its FP&C business of $516 million. In the second and third quarters of 2019, the Company recorded an increase in the gain on sale of $6 million and $2 million, respectively, as a result of finalizing the proceeds relating to working capital.

[f]	Merger Agreement Termination Fee
	In the fourth quarter of 2021, Veoneer, Inc. (“Veoneer”) terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million.

	The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:
			2019					2020					2021
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Net income (loss) attributable to Magna International Inc.		1,106	452	(233)	440	1,765	261	(647)	405	738	757	615	424	11	464	1,514
	Exclude:
	Impairments and loss on sale of equity-accounted investments	[i]	-	-	537	-	537	-	-	200	19	219	-	-	-	-	-
	Restructuring and impairments		14	7	27	3	51	-	136	-	101	237	15	31	20	17	83
	Net (gains) losses on investments		(151)	57	109	(10)	5	-	-	(20)	(7)	(27)	(24)	(29)	64	(2)	9
	Gain on business combinations		-	-	-	-	-	-	-	-	-	-	(40)	-	-	-	(40)
	Net (gains) losses on the sale of business		(438)	(7)	(2)	-	(447)	-	-	-	-	-	-	-	75	-	75
	Merger Agreement Termination Fee		-	-	-	-	-	-	-	-	-	-	-	-	-	(75)	(75)
	Adjustments to Deferred Tax Valuation Allowance	[ii]	-	-	-	-	-	-	-	-	-	-	-	-	-	(13)	(13)
													-				-
	Adjusted net income (loss) attributable to Magna International Inc.		531	509	438	433	1,911	261	(511)	585	851	1,186	566	426	170	391	1,553

	Diluted earnings (loss) per share		$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52	$ 2.03	1.40	0.04	$ 1.54	$ 5.00
	Exclude:
	Impairments and loss on sale of equity-accounted investments	[i]	-	-	1.74	-	1.70	-	-	0.67	0.06	0.73	-	-	-	-	-
	Restructuring and impairments		0.04	0.02	0.08	0.01	0.16	-	0.46	-	0.34	0.79	0.05	0.10	0.06	0.06	0.27
	Net (gains) losses on investments		(0.46)	0.17	0.35	(0.03)	0.02	-	-	(0.07)	(0.02)	(0.09)	(0.08)	(0.10)	0.21	(0.01)	0.03
	Gain on business combinations		-	-	-	-	-	-	-	-	-	-	(0.14)	-	-	-	(0.13)
	Net (gains) losses on the sale of business		(1.34)	(0.02)	(0.01)	-	(1.42)	-	-	-	-	-	-	-	0.25	-	0.25
	Merger Agreement Termination Fee		-	-	-	-	-	-	-	-	-	-	-	-	-	(0.25)	(0.25)
	Adjustments to Deferred Tax Valuation Allowance	[ii]	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.04)	(0.04)

	Adjusted diluted earnings (loss) per share		$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95	$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13

	[i] Impairment charges
	Impairment charges relating to the Company's equity accounted investment for 2019 and 2020, include $127 million and $ 75 million, respectively, attributable to non-controlling interest.

	[ii] Adjustments to Deferred Tax Valuation Allowance
	In the fourth quarter of 2021 the Company recorded adjustments to the valuation allowance against our deferred tax assets in certain European countries and North America. The net effect of these adjustments is a reduction in income tax expense of $13 million.

Note 2:	SEGMENTED INFORMATION

		2019					2020					2021
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures
	Sales	4,308	4,243	3,984	3,923	16,458	3,676	1,623	3,858	4,393	13,550	4,025	3,647	3,185	3,620	14,477
	Adjusted EBIT	363	341	306	289	1,299	199	(315)	390	543	817	327	227	98	168	820
	Adjusted EBIT as a percentage of sales	8.4%	8.0%	7.7%	7.4%	7.9%	5.4%	-19.4%	10.1%	12.4%	6.0%	8.1%	6.2%	3.1%	4.6%	5.7%

	Power & Vision
	Sales	3,083	2,808	2,696	2,725	11,312	2,523	1,298	2,722	3,179	9,722	3,156	2,881	2,501	2,804	11,342
	Adjusted EBIT	216	201	167	163	747	135	(226)	227	359	495	297	203	67	171	738
	Adjusted EBIT as a percentage of sales	7.0%	7.2%	6.2%	6.0%	6.6%	5.4%	-17.4%	8.3%	11.3%	5.1%	9.4%	7.0%	2.7%	6.1%	6.5%

	Seating Systems
	Sales	1,433	1,452	1,266	1,426	5,577	1,261	524	1,280	1,390	4,455	1,303	1,166	1,123	1,299	4,891
	Adjusted EBIT	94	83	56	79	312	40	(84)	66	85	107	55	26	22	49	152
	Adjusted EBIT as a percentage of sales	6.6%	5.7%	4.4%	5.5%	5.6%	3.2%	-16.0%	5.2%	6.1%	2.4%	4.2%	2.2%	2.0%	3.8%	3.1%

	Complete Vehicles
	Sales	1,928	1,802	1,516	1,461	6,707	1,321	933	1,402	1,759	5,415	1,850	1,490	1,255	1,511	6,106
	Adjusted EBIT	28	43	29	44	144	50	44	70	110	274	80	79	30	98	287
	Adjusted EBIT as a percentage of sales	1.5%	2.4%	1.9%	3.0%	2.1%	3.8%	4.7%	5.0%	6.3%	5.1%	4.3%	5.3%	2.4%	6.5%	4.7%

	Corporate and other
	Intercompany fees	(161)	(179)	(143)	(140)	(623)	(124)	(85)	(133)	(153)	(495)	(155)	(150)	(145)	(124)	(574)
	Adjusted EBIT	19	9	0	15	43	(21)	(19)	25	(2)	(17)	11	22	12	22	67

	Total
	Sales	10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	10,568	32,647	10,179	9,034	7,919	9,110	36,242
	Adjusted EBIT	720	677	558	590	2,545	403	(600)	778	1,095	1,676	770	557	229	508	2,064
	Adjusted EBIT as a percentage of sales	6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	10.4%	5.1%	7.6%	6.2%	2.9%	5.6%	5.7%

Note 3:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2019					2020					2021
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q

	Cash and cash equivalents	(925)	(563)	(769)	(1,276)		(1,146)	(533)	(1,498)	(3,268)		(3,464)	(3,426)	(2,748)	(2,948)
	Restricted cash equivalents included in prepaid expenses	(116)	(118)	(112)	(116)		(113)	(115)	(120)	(106)		-	-	-	-
	Total cash, cash equivalents and restricted cash equivalents	(1,041)	(681)	(881)	(1,392)		(1,259)	(648)	(1,618)	(3,374)		(3,464)	(3,426)	(2,748)	(2,948)